July 1, 2008

JPMorgan Institutional Trust

245 Park Avenue

New York, NY 10167

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Funds Management, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, placement related expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Funds’ business.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.	JPMorgan Funds Management, Inc.

By:	By:

Accepted By: JPMorgan Institutional Trust

By:

SCHEDULE A

Fund Name	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Ultra Short Duration Bond Trust	Last day of February	0.10%	June 30, 2009
JPMorgan Short-Term Bond Trust	Last day of February	0.10%	June 30, 2009
JPMorgan Intermediate Bond Trust	Last day of February	0.15%	June 30, 2009
JPMorgan Core Bond Trust	Last day of February	0.15%	June 30, 2009
JPMorgan Equity Index Trust	Last day of February	0.10%	June 30, 2009